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                             May 8, 2024

       Dennis Hopkins
       Chief Executive Officer
       Green Star Products, Inc.
       7735 Sand Street
       Fort Worth, Texas 76118

                                                        Re: Green Star
Products, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on April 25,
2024
                                                            File No. 024-12413

       Dear Dennis Hopkins:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to prior comment 1 and reissue. Please revise to include the information required by
Item 6 of Part I of Form 1-A or tell us why you are not required to do so. Please also
update the total number of shares outstanding throughout your offering statement and ensure
the information provided in Part I matches the information provided in Part II.
   2. We note your response to prior comment 2 and note your disclosure that your common stock is quoted on the
OTCMarket Pink Open Market. Please remove the references to
                                                        Nasdaq listing
standards throughout the offering statement.


              Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
       have questions regarding comments on the financial statements and related matters. Please
 Dennis Hopkins
Green Star Products, Inc.
May 8, 2024
Page 2

contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                        Sincerely,
FirstName LastNameDennis Hopkins
                                                        Division of Corporation
Finance
Comapany NameGreen Star Products, Inc.
                                                        Office of Manufacturing
May 8, 2024 Page 2
cc:       Donald Keer
FirstName LastName